April 20, 2016

Via EDGAR

Mail Stop 4631 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010 Attention: Mr. John Cash

Re:	Nobility Homes, Inc.
Form 10-K for the fiscal year ended October 31, 2015
File No. 0-6506

Dear Mr. Cash:

On behalf of Nobility Homes, Inc. (the “Company”), the following acknowledgments are furnished to accompany our response to the comments in your letter dated April 6, 2016.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas W. Trexler
Thomas W. Trexler
Its: Executive Vice President and Chief Financial Officer

3741 S.W. 7th Street ¿ Ocala, Florida 34474 ¿ 352.732.5157 ¿ www.nobilityhomes.com